FOR IMMEDIATE RELEASE                     Contact:    Chriss W.
Street
                                  Chairman and Chief Executive
Officer
                                                        (714)
644-9425


          COMPREHENSIVE CARE CORP. TO WORK WITH
                  BONDHOLDER COMMITTEE


Comprehensive Care Corporation (NYSE: CMP) today recognized an ad hoc committee of bondholders who represent a significant percentage of the Company's $9.6 million of 7.5% Convertible Subordinated Debentures due April 15, 2010 as an integral part of the overall restructure of CompCare. The bondholders have retained Mr. Morris Weiss of the Miami office of the law firm of Weil Gotshal & Manges to represent their interests. The Company has retained Mr. Robin Phelan of the Dallas office of the law firm of Haynes & Boone to represent its interest.

Mr. Chriss W. Street, President and Chief Executive Officer of CompCare said, "I appreciate the bondholders' rapid and professional efforts to form a negotiating committee. The Board and management of Comprehensive Care are endeavoring to complete a global restructuring of the Company that effectively addresses open issues of the past and position the Company toward profitability. The reverse split of the Company's stock, the settlement with the Internal Revenue Service and the hopeful completion of the convertible debt restructuring will allow the Company to financially qualify to compete in the emerging managed health care environment."

Comprehensive Care Corp. is traded on the New York Stock
Exchange under the symbol CMP.








ST. LOUIS, MISSOURI, NOVEMBER 21, 1994